UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.

(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park

Rosh Ha’ayin, Israel

+ 972 (3) 900-8700

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 10, 2026, Enlight Renewable Energy Ltd. (the “Company”), entered into a Sales Agreement (the “Agreement”) with Barclays Capital Inc. and Wells Fargo Securities, LLC, as sales agents (the “Sales Agents”).

Under the terms of the Agreement, the Company may offer and sell, from time to time to or through the Sales Agents, its ordinary shares, par value NIS 0.1 per share, having an aggregate offering price of up to $400,000,000 (the “Shares”). The Sales Agents will act as the Company’s agents in connection with any offerings of the Shares under the Agreement. The sales of the Shares, if any, through the Sales Agents acting as sales agents or directly to the Sales Agents acting as principal will be made at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices (i) by means of ordinary brokers’ transactions, to or through the Nasdaq Global Select Market (“Nasdaq”) or any other market venue where the Shares may be traded, in transactions deemed to be “at-the-market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, (ii) in privately negotiated transactions, which may include block trades or through a combination of any such methods of sale or (iii) any other method permitted by law. The Company may also sell the Shares to one or more of the Sales Agents, as principal for their own accounts, at a price per share agreed upon at the time of sale, pursuant to a separate terms agreement. The Company will pay the Sales Agents compensation for sales of the Shares made through the Sales Agents under the Agreement in an amount of up to 2% of the gross sales price of such Shares. The Company is not obligated to sell any Shares under the Agreement, and the Sales Agents are not obligated to purchase or sell any Shares. The Company intends to use the at-the-market program in a measured and disciplined manner over time, primarily to enhance the trading liquidity of its ordinary shares on Nasdaq.

The offering of the Shares pursuant to the Agreement will terminate upon the earlier of (1) the sale of all shares subject to the Agreement or (2) the termination of the Agreement by the Company or by the Sales Agents. The Company may terminate the Agreement for any reason, at any time, upon prior written notice to the Sales Agents, and each Sales Agent may terminate the Agreement as to itself for any reason, at any time, upon prior written notice to the Company. Following termination by a Sales Agent, the Agreement will remain in effect with respect to the Sales Agents that have not terminated their obligations under the Agreement.

The Shares will be issued pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (File No. 333-296967), which became effective automatically upon filing, and a prospectus supplement of the Company, filed with the Securities and Exchange Commission on June 23, 2026 and November 10, 2026, respectively.

The description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement filed herewith as Exhibit 10.1 and incorporated herein by reference.

A copy of the opinion of Herzog, Fox & Neeman, Israeli counsel to the Company, relating to the validity of the Shares to be issued pursuant to the Agreement is filed herewith as Exhibit 5.1 and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 and Registration Statement on Form F-3ASR.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
5.1	Opinion of Herzog, Fox & Neeman
10.1	Sales Agreement, dated November 10, 2026, by and among the Company, Barclays Capital Inc. and Wells Fargo Securities, LLC.
23.1	Consent of Herzog, Fox & Neeman (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: November 10, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
Chief Legal Officer